Exhibit 99.1

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010

UNAUDITED

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F - 2 - F - 3

Condensed Interim Consolidated Statements of Operations	F - 4

Condensed Interim Consolidated Statements of Cash Flows	F - 5 - F - 6

Notes to Condensed Interim Consolidated Financial Statements	F - 7 - F - 16

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2010	2009
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$49,928	$36,470
Restricted cash and deposit	1,060	1,060
Short-term bank deposits	-	1,264
Available for sale marketable securities	5,243	-
Trade receivables (net of allowance for doubtful accounts of $402 unaudited and $ 253 as of September 30, 2010 and December 31, 2009, respectively)	7,538	7,842
Other receivables and prepaid expenses	3,133	3,618
Inventories	9,679	5,046

Total current assets	76,581	55,300

NON-CURRENT ASSETS:
Marketable securities	-	14,490
Severance pay fund	295	3,410
Other assets	292	430

Total non-current assets	587	18,330

PROPERTY AND EQUIPMENT, NET	5,448	5,674

GOODWILL AND INTANGIBLE ASSETS, NET	3,546	3,639

Total assets	$86,162	$82,943

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2010	2009
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,206	$3,142
Employees and payroll accruals	4,005	3,930
Deferred revenues	7,008	5,467
Other payables and accrued expenses	5,148	4,582

Total current liabilities	21,367	17,121

LONG-TERM LIABILITIES:
Deferred revenues	3,575	2,046
Accrued severance pay	176	3,364

Total long-term liabilities	3,751	5,410

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at September 30, 2010 (unaudited) and December 31, 2009; Issued: 23,207,706 (unaudited) and 22,643,541 shares at September 30, 2010 and December 31, 2009, respectively; Outstanding: 22,961,227 (unaudited) and 22,397,062 shares at September 30, 2010 and December 31, 2009, respectively	509	492
Additional paid-in capital	131,324	128,476
Accumulated other comprehensive income (loss)	16	(4,862)
Accumulated deficit	(70,805)	(63,694)

Total shareholders' equity	61,044	60,412

Total liabilities and shareholders' equity	$86,162	$82,943

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009
	Unaudited

Revenues:
Products	$29,313	$21,555	$29,641
Services	11,452	8,666	12,110

Total revenues	40,765	30,221	41,751

Cost of revenues:
Products	9,930	7,243	10,094
Services	1,464	1,044	1,741

Total cost of revenues	11,395	8,287	11,835

Gross profit	29,370	21,934	29,916

Operating expenses:
Research and development, net	8,261	6,857	9,265
Sales and marketing	16,275	14,559	20,408
General and administrative	4,019	4,170	5,541

Total operating expenses	28,555	25,586	35,214

Operating income (loss)	815	(3,652)	(5,298)
Financial and other expenses, net	(7,730)	(2,363)	(2,311)

Loss before income tax expenses	(6,915)	(6,015)	(7,609)
Income tax expenses	196	137	63

Net loss	$(7,111)	$(6,152)	$(7,672)

Basic and diluted net loss per share	$(0.31)	$(0.28)	$(0.35)

Weighted average number of shares used in computing basic and diluted net loss per share	22,656,343	22,118,241	22,185,702

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009
	Unaudited

Cash flows from operating activities:

Net loss	$(7,111)	$(6,152)	$(7,672)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,961	2,112	2,468
Disposal of property and of equipment, net	154	-	385
Stock-based compensation related to options granted to employees and non-employees	1,504	1,721	2,298
Amortization of intangible assets	93	88	116
Capital loss (gain)	59	(30)	(108)
Increase in accrued severance pay, net	(73)	(131)	(180)
Decrease in other assets	89	137	43
Decrease in accrued interest and amortization of premium on marketable securities	-	-	2
Decrease (increase) in trade receivables	304	(1829)	(1,679)
Decrease (increase) in other receivables and prepaid expenses	485	(462)	(1,661)
Increase in inventories, net	(4,633)	(1,374)	(787)
Decrease in long-term deferred taxes	49	316	316
Increase in trade payables	1,457	999	240
Increase in employees and payroll accruals	75	191	606
Increase in deferred revenues	3,070	495	745
Increase (decrease) in other payables and accrued expenses	566	(380)	1,440
Loss from sale and other than temporary loss on marketable securities, net	7,712	3,024	3,036

Net cash provided by (used in) operating activities	5,931	(1,275)	(392)

Cash flows from investing activities:

Increase in restricted cash and deposits	-	-	(2)
Investment in marketable securities	(5,243)	-	-
Redemption of short-term deposits	1,264
Increase in short-term bank deposits	-	(199)	(201)
Purchase of property and equipment	(1,986)	(2,384)	(3,608)
Proceeds from sale of property and equipment	38	79	159
Proceeds from sale of marketable securities	12,252	-	-

Net cash provided by (used in) investing activities	6,325	(2,504)	(3,652)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009
	Unaudited
Cash flows from financing activities:

Exercise of stock options and repayment of non-recourse loan	1,202	417	485

Net cash provided by financing activities	1,202	417	485

Increase (decrease) in cash and cash equivalents	13,458	(3,362)	(3,559)
Cash and cash equivalents at the beginning of the year	36,470	40,029	40,029

Cash and cash equivalents at the end of the year	$49,928	$36,667	$36,470

Supplementary cash flow information:

(a) Cash paid during the year for:

Taxes	$130	$74	$80

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-           GENERAL

Allot Communications Ltd. ("the Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing intelligent IP service optimization solutions for mobile, DSL and wireless broadband carriers, cable operator service providers, and enterprises. The Company’s portfolio of hardware platforms and software applications utilizes advanced deep packet inspection technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value added Internet services. The Company's products consist of the Service Gateway and NetEnforcer traffic management systems, the NetXplorer and Subscribe Management Platform application management suites and value added services such as the Service Protector network protection solution, the MediaSwift video caching solution and the WebSafe network service.

The Company holds six wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Woburn, Massachusetts, United-States ("the U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France ("the European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan ("the Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited ("the UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot Communications (New Zealand) Limited. ("the NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand.

The U.S. subsidiary commenced operations in 1997. It is engaged in the sale, marketing and technical support services in the Americas of products manufactured and imported by the Company. The European, Japanese, UK and Singaporean subsidiaries are engaged in marketing and technical support services of the Company's products in Europe, Japan, UK and Asia Pacific, respectively. The NZ subsidiary commenced its operations in 2008 and is engaged in the research and development activities related to the Service Protector and technical support services for this product.

During the nine months ended September 30, 2010 and 2009 and the year ended December 31, 2009, approximately 30%, 11% and 15% of the Company's revenues derived from a single customer, respectively.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the financial statements of the Company as of December 31, 2009, are applied consistently in these financial statements.

b.
Recently issued accounting standards:

In April 2010, the FASB issued ASU No. 2010-17, Topic 605 — Revenue Recognition – Milestone Method (“ASU 2010-17”), which provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted; however, if a company elects to early adopt, the amendment must be applied retrospectively from the beginning of the year of adoption. The Company’s adoption of ASU 2010-17 didn't have an impact on the Company’s condensed consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-          UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2009 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

NOTE 4:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	September 30, 2010				December 31, 2009
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
	Unaudited
Available-for-sale - matures within one year:
Corporate debentures -
Fixed interest rate	$3,269	$--	$--	$3,269	$--	$--	$--	$--

Available-for-sale - matures after one year through three years:
Corporate debentures -
Fixed interest rate	1,974	--	--	1,974	--	--	--	--

Available-for-sale - matures after three years:
Auction rate securities	--	--	--	--	12,283	2,207	--	14,490
	$5,243	$--	$--	$5,243	$12,283	$2,207	$--	$14,490
Reclassification of certain securities to long term				--				14,490
				$5,243				$--

During 2010 the Company had sold its entire ARS portfolio, and reclassified the loss recorded in accordance with ACS. No. 320 in the accumulated other comprehensive loss in the amount of $5,474 to financing expenses net and recognized an additional loss of $2,238.

NOTE 5:-	RESTRICTED CASH

Restricted cash consists of cash and investments held for escrow accounts required by certain bank and customers. As of September 30, 2010, the Company doesn't expect to release any amounts from escrow.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	FAIR VALUE MEASUREMENTS

The Company measures its cash and cash equivalents, marketable securities, derivative instruments, restricted cash and deposits, short-term bank deposits, trade receivables, other receivables, trade payables and other payables at fair value.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash equivalents, restricted deposit and short-term bank deposits, except for investments in marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in marketable securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company values the Level 3 investments based on an externally developed valuation using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of September 30, 2010 and December 31, 2009, respectively:

	As of September 30, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
	Unaudited

Treasury Bills	$19,584	$-	$-	$19,584
Money market funds	4,527	-	-	4,527
Available-for-sale marketable securities	5,243	-	-	5,243
Restricted deposit	-	60	-	60

Total financial assets	$29,354	$60	$-	$29,414

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	FAIR VALUE MEASUREMENTS (CONT.)

	As of December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Money market funds	$15,358	$-	$-	$15,358
Restricted deposit	-	60	-	60
Short-term deposits	-	1,264	-	1,264
Auction Rate Securities	-	-	14,490	14,490
Foreign currency derivative contracts	-	612	-	612

Total financial assets	$15,358	$1,936	$14,490	$31,784

The following table presents the changes in Level 3 instruments measured on a recurring basis for the nine months period ended September 30, 2010 and for the year ended December 31, 2009. The Company's Level 3 instruments consist of marketable securities classified as available-for-sale.

                            Fair value measurements using significant unobservable inputs (Level 3):

Marketable Securities

Balance at January 1, 2009	$15,319

Total gains and losses (realized and unrealized):
Included in financial and other expenses, net	(3,036)
Included in other cumulative income (loss)	2,207
Purchases and sales	-

Balance at December 31, 2009	14,490

Total gains and losses (realized and unrealized):
Included in financial and other expenses, net	(2,238)
Included in other cumulative income (loss)	-
Sales	(12,252)

Balance at September 30, 2010 (unaudited)	$-

NOTE 7:-	INVENTORIES

	September 30	December 31,
	2010	2009
	Unaudited

Raw materials	$699	$578
Finished products	8,980	4,468

	$9,679	$5,046

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

                            Lawsuit:

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York.  At least three substantially similar complaints were filed in the same court after the original action was filed. We and certain of our directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for our initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased our stock pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorney’s fees and costs. Motions for consolidation and for appointment of lead plaintiff were filed on July 2, 2007 and were decided on March 27, 2008, with an order granting consolidation and appointing co-lead plaintiffs. The Consolidated Amended Compliant was served on June 9, 2008. The defendants moved to dismiss the Consolidated Amended Compliant on August 8, 2008.  While the defendants’ motion to dismiss was still pending, the parties reached on March 31, 2010 an agreement in principle to settle this litigation. Pursuant to the terms of the agreement, the Company will pay to the plaintiffs, for the benefit of the class members, $1.3 million in cash, which amount is to be funded by the Company's insurance carrier. The settlement contemplated therein is conditional upon approval by the court and other contingencies. There is no assurance that final court approval will be obtained. If such approval is not obtained, the parties to this litigation may attempt to reach agreement on alternative settlement terms or resume the litigation. The Company has recorded a liability in its 2009 financial statements for the proposed amount of the settlement. In addition, because the insurance carrier has agreed to pay the entire settlement amount and recovery from the insurance carrier is probable, a receivable has also been recorded for the same amount. Accordingly, there was no impact to the Company’s statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other.

NOTE 9:-          SHAREHOLDERS' EQUITY

                           a.          Warrant to purchase ordinary shares held in trust:

246,479 Ordinary shares are held in trust for the benefit of a Founder and a member of the Board of Directors pursuant to a right to purchase pending his payment of the full purchase price of approximately $ 600. For the purposes of calculating shareholders equity, the Company has not considered such shares to be outstanding because neither the Founder nor the trustee has voting or economic rights with respect to such shares. In November 2008, the Company's Audit Committee, Board of Directors and shareholders approved additional addendum to the escrow agreement with the Founder pursuant to which the right to exercise these shares has been extended to the earlier of a "Liquidation Event" or November 15, 2010. Subsequent to September 30, 2010 such warrant was exercised (see also note 9c).

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

                            b.         Stock option plan:

The Company accounts for stock based compensation in accordance with Accounting Standards Codification No. 718 (formerly, FASB Statement No. 123R), "Compensation - Stock Compensation" ("ASC No. 718") that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Company applies ASC No. 718 and Accounting Standards Codification No. 505-50 (formerly, EITF No. 96-18), "Equity-Based Payments to Non-Employees" ("ASC No. 505-50") with respect to options and warrants issued to non-employees. Accordingly, option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC No. 505-50.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and non-employees included in the consolidated statements of operations, for the  nine months periods ending September 30, 2010 and 2009 and for the year ended December 31, 2009:

	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009
	Unaudited

Cost of revenues	$46	$86	$104
Research and development	271	265	357
Sales and marketing	657	560	775
General and administrative	530	810	1,062

Total stock-based compensation expense	$1,504	$1,721	$2,298

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

                            b.         Stock option plan (cont.):

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards (except for restricted-stack units, which are valued based on the market value of the underlying share at the date of grant) with the following weighted-average assumptions for the nine month ended September 30, 2010 and for the year ended December 31, 2009:

	Nine months ended September 30,	Year ended December 31,
	2010	2009
	Unaudited

Suboptimal exercise multiple	2.5-3.5	2.5-3.5
Interest rate	0.26%-5.12%	0.31%-5.19%
Volatility	50%-52%	53%-60%
Dividend yield	0%	0%
Weighted-average fair value at grant date	2.59	1.27

The computations of expected volatility and suboptimal exercise multiple are based on the average of the Company's realized historical stock price volatility and certain peer companies that the Company considered to be comparable based on market capitalization and type of technology platform. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the employees expected exercise prior and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

A summary of the Company's stock option activity, pertaining to its option plans for employees and non-employees, and related information is as follows:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
	Unaudited

Outstanding at December 31, 2009	4,081,683	$3.05	7.52
Granted	599,550	$4.39	9.57
Exercised	(564,165)	$2.41	5.49
Forfeited	(266,016)	$3.82	8.52

Outstanding at September 30, 2010 (unaudited)	3,851,052	$3.3	7.35	$10,654

Exercisable at September 30, 2010 (unaudited)	2,158,321	$3.21	6.23	$6,304

Vested and expected to vest (unaudited)	33,505,584	$3.28	7.22	$9,826

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

                            b.        Stock option plan (cont.):

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on September 30, 2010 (the last trading day of the third quarter of fiscal 2010) and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on September 30, 2010.This amount changes based on the fair market value of the Company's Ordinary Shares.

As of September 30, 2010, there was $2,988 (unaudited) of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s equity incentive plans. This cost is expected to be recognized over a period of 4  years with weighted average period of 1.46 years.

The options outstanding as of September 30, 2010 (unaudited), have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of September 30, 2010	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of September 30, 2010
		Years

$9.7-10	53,873	6.35	53,730
$7.45-9.25	42,475	6.4	37,272
$5.25-6.52	125,268	8.83	37,655
$4-4.95	807,557	8.77	186,097
$2.97-3.75	1,401,226	6.98	946,778
$2.05-2.49	1,252,110	6.88	804,497
$1.23-1.56	75,547	5.26	56,170
$0.009-0.03	92,996	7.85	36,122

	3,851,052		2,158,321

                             c.         The Company's outstanding warrants as of September 30, 2010 (unaudited) (see also a above), are as follows:

Issuance date	Number of shares to be issued	Class of shares	Exercise price per share	Exercisable through

January 1998 (*)	246,479	Ordinary shares	$2.43	The earlier between a Liquidity Event and November 15, 2010

(*)
Granted to a Founder and a member of the Board of Directors who also served as Chief Executive Officer at the time of the grant. The underlying shares are issued and held in trust for the benefit of the Founder, pending his payment of the full purchase price of approximately $ 600. The Company does not consider these shares to be outstanding since, while these shares are held in trust, neither the Founder nor the trustee has voting or economic rights with respect to such shares. Subsequent to balance sheet date the investor exercised the warrant, by way of a cashless exercise, in accordance with the terms of the warrant. Based on the closing prices of the Company’s Ordinary Shares on the days of the exercises, the cashless exercise of the warrant resulted in issuing the investor 165,200 Ordinary Shares of the Company.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-         DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net losses recognized in "financial and other expenses, net" during the nine months period ended September 30, 2010 and the year ended December 31, 2009 were $ 13 (unaudited) and $ 52, respectively.

 The Company currently hedges such future exposures for a maximum period of one year. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC 820 at level 2. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial other income or expense. The Company does not enter into derivative transactions for trading purposes.

The Company had a net deferred gain associated with cash flow hedges of $ 16 (unaudited) and $ 612 recorded in other comprehensive income as of September 30, 2010 and December 31, 2009, respectively.

As of September 30, 2010 and December 31, 2009, the Company had outstanding forward contracts in the amount of $ 12,973 and $15,443, respectively.

The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of September 30, 2010 and December 31, 2009, as an asset or a liability is as follows:

Foreign exchange forward and		September 30,	December 31,
options contracts	Balance Sheet	2010	2009
		Unaudited

Fair Value of foreign exchange option contracts		$27	$24

Fair value of foreign exchange forward contracts		(11)	588

Total derivatives designated as hedging instrument		$16	$612

Total derivatives not designated as hedging instrument		$(147)	$36

Net Fair value	"Other receivables and prepaid expenses (Other current liabilities)"	$(131)	$648

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	DERIVATIVE INSTRUMENTS (Cont.)

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income  to operating expenses for the nine months ended September 30, 2010 and for the year ended December 31, 2009 were $600 (unaudited), and $383, respectively. The ineffective portion of the change in fair value of a cash flow hedge for the nine months ended September 30, 2010, was not material.

Non-Designated Hedges

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in interest and other income, net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months.

NOTE 11:-	SEVERANCE PAY

Until December 31, 2009 the Company liability for severance pay for its Israeli employees was calculated pursuant to Israel’s Severance Pay Law, based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. Company’s liability was partly provided by monthly deposits with severance pay funds and insurance policies and the remainder by an accrual.

During 2010 the Company decided that from 2010 all employees severance pay liability will be calculated in accordance with section 14 of the Severance Pay Law -1963 (herein- "section 14"), Section 14 states that Company’s contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

Further, for companies which have signed section 14, related obligation and amounts deposits on behalf of such obligation, are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

At the date of the transition to section 14 the Company transferred the entire amount of funds to cover its severance liability calculated based on the most recent monthly salary to the employees funds.  At that date the Company also derecognized liability and fund related to severance in the amount of approximately $3.2 million and thus Company's balance sheet as of September 30, 2010 does not include a liability or funds in connection with severance except for six employees who didn't agree to the transition to section 14 and for whom the liability and funds are still calculated and recorded based on method used before the implementation of section 14.